Exhibit 99.1

Galmed Announces Digital Asset Management Strategy to Enhance Capital Efficiency and Drive Shareholder Value

●	An amendment to the Company’s Articles of Association to increase the authorized share capital from 50,000,000 ordinary shares to 900,000,000 ordinary shares was approved at the Company’s Special General Meeting of shareholders held on August 15, 2025.

●	The Company is initially planning to invest up to $10M representing approximately 50% of its current cash balance to be deployed in execution of an active digital asset management strategy which may include covered call options, staking, lending, and yield-generating protocols.

●	Galmed is in the process of engaging Tectona Ltd. (TASE:TECT), a specialized crypto treasury management service provider, to advise and implement digital asset strategy by Galmed.

TEL AVIV, Israel, August 25, 2025 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for the treatment of liver, cardiometabolic diseases and GI oncological indications, today announced that its Board of Directors has approved a digital asset management strategy as part of a new treasury investment policy and capital allocation initiative. To this end, the Board established a Crypto Committee of the Board, which is evaluating and, if appropriate, will oversee the implementation of any crypto investing related activities, including a potential allocation of up to 50% of the Company’s cash reserves to be used for the purchase of digital assets, which is currently about $10 million.

The new treasury investment policy is designed to diversify Galmed’s balance sheet and enhance capital efficiency by leveraging the growth and liquidity opportunities of blockchain-based assets. The Company’s Crypto Committee is charged with reviewing and, as appropriate, approving any active management of crypto holdings, including periodic portfolio rebalancing between digital assets, participation in liquidity provisioning and yield-generating protocols, selective engagement in staking opportunities, and the application of risk-adjusted hedging strategies. These steps are intended to optimize overall treasury performance, mitigate volatility, and maintain robust liquidity to support the Company’s operational and strategic needs.

To support the execution of this initiative, Galmed entered into a non-binding letter of intent for the engagement of Tectona, a specialized and reputable crypto treasury management service provider. It is contemplated that Tectona will provide Galmed with advisory and operational services for the management of digital asset exposures.

Earlier this month, the Company’s Articles of Association were amended to increase the authorized share capital from 50,000,000 ordinary shares to 900,000,000 ordinary shares following shareholder approval at the Company’s special general meeting of shareholders held on August 15, 2025.

Allen Baharaff, CEO of Galmed commented “The adoption of digital assets as part of our treasury management program reflects our proactive approach to financial management, innovation, and capital efficiency. By seeking to integrate blockchain-based assets into our balance sheet, we are positioning Galmed to benefit from potential capital appreciation and the long-term value creation offered by the digital economy. We believe that the Crypto Committee, under the guidance of key legal and industry experts together with crypto-expertise provided by Tectona, will ensure that we are implementing this strategy with best-in-class security, risk management, and compliance practices. We are committed to maintaining a prudent and flexible approach, adapting to evolving market conditions, and optimizing liquidity to support our mission of advancing transformative therapies.” Mr. Baharaff continued: “The increase in the Company’s authorized share capital is intended to provide Galmed with greater flexibility to raise capital, pursue strategic opportunities, and strengthen Galmed’s financial foundation for long-term value creation.”

About Galmed Pharmaceuticals Ltd.

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and we are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to our plans to implement a digital asset management strategy and prospects of our digital asset management strategy. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel, risks relating to our digital asset management strategy, including the highly volatile nature of the price of cryptocurrencies and other digital assets, the risk that our share price may be highly correlated to the price of the cryptocurrencies and other digital assets that we may hold, risks related to increased competition in the industries in which we do and will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies and other digital assets generally, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes and those risks and uncertainties identified in Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K to be filed with the Securities and Exchange Commission (“SEC”) on August 25, 2025. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Investor and Media contact:

Guy Nehemya,

Chief Operating Officer,

investor.relations@galmedpharma.com,

+972-3-693-8448